Exhibit (k)(1)

ADMINISTRATION, BOOKKEEPING AND
PRICING SERVICES AGREEMENT

THIS AGREEMENT is made as of November 13, 2020, between FLAT ROCK CORE INCOME FUND, organized as a Delaware statutory trust (the "Fund"), and ALPS Fund Services, Inc., a Colorado corporation ("ALPS").

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company operating as an interval fund;

WHEREAS, Flat Rock Global, LLC (“Investment Manager”) is the Fund's investment adviser and is responsible for managing the Fund's business affairs and providing certain administrative and management services;

WHEREAS, ALPS provides certain administrative, bookkeeping and pricing services to investment companies; and

WHEREAS, the Fund desires to appoint ALPS to perform certain administrative, bookkeeping and pricing services for the Fund, and ALPS has indicated its willingness to so act, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows.

1.	ALPS Appointment and Duties.

(a)	The Fund hereby appoints ALPS to provide the administrative, bookkeeping and pricing services set forth in Appendix A hereto, as amended from time to time, upon the terms and conditions hereinafter set forth. ALPS hereby accepts such appointment and agrees to furnish such specified services. ALPS shall for all purposes be deemed to be an independent contractor and shall, except as otherwise expressly authorized in this Agreement, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. The Fund acknowledges that ALPS does not render legal, tax or investment advice and that ALPS is not a registered broker-dealer.

(b)	Consistent with Section 16 hereof, ALPS may employ or associate itself with such person(s) or organization(s) as ALPS believes to be desirable in the performance of its duties hereunder; provided that, in such event, the compensation of such person(s) or organization(s) shall be paid by and be the sole responsibility of ALPS, and the Fund shall bear no cost or obligation with respect thereto; and provided further that ALPS shall not be relieved of any of its obligations under this Agreement in such event and shall be responsible for all acts of any such person(s) or organization(s) taken in furtherance of this Agreement to the same extent it would be for its own acts.

2.	ALPS Compensation; Expenses.

(a)	In consideration for the services to be performed hereunder by ALPS, the Fund shall pay ALPS the fees listed in Appendix B hereto. Notwithstanding anything to the contrary in this Agreement, fees billed for the services to be performed by ALPS under this Agreement are based on information provided by the Fund and such fees are subject to renegotiation between the parties to the extent such information is determined by ALPS to be materially different from what the Fund originally provided to ALPS.

(b)	ALPS will bear all expenses in connection with the performance of its services under this Agreement, except as otherwise provided herein and in Appendix B. ALPS will not bear any of the costs of Fund personnel. Other Fund expenses incurred shall be borne by the Fund or the Fund's investment adviser, including, but not limited to, initial organization and offering expenses; litigation expenses; expenses related to any requests from or as otherwise required by any regulatory body concerning the Fund or the Fund's investment adviser; taxes; costs of preferred shares; listing expenses; expenses related to assistance with any repurchase offer (if applicable); transfer agency and custodial expenses; interest; Fund directors' or trustees' fees; brokerage fees and commissions; state and federal registration fees; advisory fees; insurance premiums; fidelity bond premiums; Fund and investment advisory related legal expenses; costs of maintenance of Fund existence; printing and delivery of materials in connection with meetings of the Fund's trustees or directors; printing and mailing of shareholder reports, prospectuses, statements of additional information, other offering documents, supplements, proxy materials and other communications to shareholders; securities pricing data and expenses in connection with electronic filings with the U.S. Securities and Exchange Commission (the "SEC"); and, fees and expenses upon termination as provided in Section 15(e) hereof.

3.	Right to Receive Advice.

(a)	Advice of the Fund and Service Providers. If ALPS is in doubt as to any action it should or should not take, ALPS may request directions, advice or instructions from the Fund or, as applicable, the Fund's investment adviser, custodian or other service providers.

(b)	Advice of Counsel. If ALPS is in doubt as to any question of law pertaining to any action it should or should not take, ALPS may request advice from counsel of its own choosing (who may be counsel for the Fund, the Fund's independent board members, the Fund's investment adviser or ALPS, at the option of ALPS).

(c)	Conflicting Advice. In the event of a conflict between directions, advice or instructions ALPS receives from the Fund or any service provider and the advice ALPS receives from counsel, ALPS may in its sole discretion rely upon and follow the advice of counsel. ALPS will provide the Fund with prior written notice of its intent to follow advice of counsel that is materially inconsistent with directions, advice or instructions from the Fund. Upon request, ALPS will provide the Fund with a copy of such advice of counsel.

4.	Standard of Care; Limitation of Liability; Indemnification.

(a)	ALPS shall be obligated to act in good faith and to exercise commercially reasonable care and diligence in the performance of its duties under this Agreement.

(b)	In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard by ALPS in the performance of its duties, obligations or responsibilities set forth in this Agreement, ALPS and its affiliates, including their respective officers, directors, agents and employees, shall not be liable for, and the Fund agrees to indemnify, defend and hold harmless such persons from, all taxes, charges, expenses, disbursements, assessments, claims, losses, damages, penalties, actions, suits, judgments and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under applicable federal and state laws) arising directly or indirectly from the following:

(i)	the inaccuracy of factual information furnished to ALPS by the Fund or the Fund's investment adviser, custodian or other service providers;

(ii)	any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates;

(iii)	any actions taken on advice of counsel;

(iv)	losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation, acts of God, action or inaction of civil or military authority, war, terrorism, riot, fire, flood, sabotage, labor disputes, elements of nature or non-performance by a third party;

(v)	ALPS’ reliance on any instruction, direction, notice, instrument or other information that ALPS reasonably believes to be genuine;

(vi)	loss of data or service interruptions caused by equipment failure; or

(vii)	any liability of ALPS resulting from a representation, covenant or warranty that ALPS makes, or any indemnification that ALPS provides, on behalf of the Fund in an intermediary agreement relating to the Fund.

(c)	ALPS shall indemnify and hold harmless the Fund, the Fund's investment adviser and their respective officers, directors, trustees, agents, and employees from and against any and all taxes, charges, expenses, disbursements, assessments, claims, losses, damages, penalties, actions, suits, judgments and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under applicable federal and state laws) arising directly or indirectly from ALPS’ willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of its duties, obligations or responsibilities set forth in this Agreement.

(d)	Notwithstanding anything in this Agreement to the contrary, neither party shall be liable under this Agreement to the other party hereto for any punitive, consequential, special or indirect losses or damages. The maximum amount of cumulative liability of ALPS to the Fund for losses arising out of the subject matter of, or in any way related to, this Agreement (including any indemnification obligation) shall not exceed the fees paid by the Fund to ALPS under this Agreement for the most recent 12 months immediately preceding the date of the event giving rise to the claim.

(e)	In any case in which either party (the "Indemnifying Party") may be asked to indemnify or hold the other party (the "Indemnified Party") harmless, the Indemnified Party will notify the Indemnifying Party promptly after identifying any situation which it believes presents or appears likely to present a claim for indemnification against the Indemnifying Party (although the failure to do so shall not prevent recovery by the Indemnified Party) and shall keep the Indemnifying Party advised with respect to all developments concerning such situation. The Indemnifying Party shall have the option to defend the Indemnified Party against any claim which may be the subject of this indemnification, and, in the event that the Indemnifying Party so elects, such defense shall be conducted by counsel chosen by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, and thereupon the Indemnifying Party shall take over complete defense of the claim and the Indemnified Party shall sustain no further legal or other expenses in respect of such claim. The Indemnified Party will not confess any claim or make any compromise in any case in which the Indemnifying Party will be asked to provide indemnification, except with the Indemnifying Party's prior written consent.

5.	Activities of ALPS. The services of ALPS under this Agreement are not to be deemed exclusive and ALPS shall be free to render similar services to others. The Fund recognizes that, from time to time, directors, officers and employees of ALPS may serve as directors, officers and employees of other corporations or businesses (including other investment companies) and that such other corporations and businesses may include ALPS as part of their name and that ALPS or its affiliates may enter into administrative, bookkeeping, pricing agreements or other agreements with such other corporations and businesses.

6.	Accounts and Records. The accounts and records maintained by ALPS shall be the property of the Fund. ALPS shall prepare, maintain and preserve such accounts and records as required by the 1940 Act and other applicable securities laws, rules and regulations. ALPS shall surrender such accounts and records to the Fund, in the form in which such accounts and records have been maintained or preserved, promptly upon receipt of instructions from the Fund. The Fund shall have access to such accounts and records at all times during ALPS’ normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by ALPS to the Fund at the Fund's expense. ALPS shall assist the Fund, the Fund’s independent auditors, or, upon approval of the Fund, any regulatory body, in any requested review of the Fund’s accounts and records and reports by ALPS or its independent accountants concerning its accounting system and internal auditing controls will be open to such entities for audit or inspection upon reasonable request.

7.	Confidential and Proprietary Information. ALPS agrees that it will, on behalf of itself and its officers and employees, treat all transactions contemplated by this Agreement, and all records and information relative to the Fund and its current and former shareholders and other information germane thereto, as confidential and as proprietary information of the Fund. ALPS further agrees that it will not use, sell, transfer or divulge such information or records to any person for any purpose other than performance of its duties hereunder, except after prior notification to and approval in writing from the Fund, which approval shall not be unreasonably withheld. Approval may not be withheld where ALPS may be exposed to civil, regulatory, or criminal proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when requested by the Fund. When requested to divulge such information by duly constituted authorities, ALPS shall use reasonable commercial efforts to request confidential treatment of such information. ALPS shall have in place and maintain physical, electronic, and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information relating to the Fund and its current and former shareholders.

8.	Compliance with Rules and Regulations. ALPS shall comply (and to the extent ALPS takes or is required to take action on behalf of the Fund hereunder shall cause the Fund to comply) with all applicable requirements of the 1940 Act and other applicable laws, rules, regulations, orders and codes of ethics, as well as all investment restrictions, policies and procedures adopted by the Fund of which ALPS has knowledge (it being understood that ALPS is deemed to have knowledge of all investment restrictions, policies or procedures set out in the Fund’s public filings or otherwise provided to ALPS). Except as set out in this Agreement, ALPS assumes no responsibility for such compliance by the Fund. ALPS shall maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the services provided hereunder, and shall provide to the Fund a certification to such effect no less frequently than annually or as otherwise reasonably requested by the Fund. ALPS shall make available its compliance personnel and shall provide at its own expense summaries and other relevant materials relating to such program as reasonably requested by the Fund.

The Fund acknowledges its compliance with: (i) the investment objective and certain policies and restrictions as disclosed in the Fund’s prospectus(es) and statement(s) of additional information, as applicable; and (ii) certain SEC rules and regulations (collectively, "Portfolio Compliance") is required daily and is the responsibility of the Fund’s investment adviser.

9.	Representations and Warranties of ALPS. ALPS represents and warrants to the Fund that:

(a)	It is duly organized and existing as a corporation and in good standing under the laws of the State of Colorado.

(b)	It is empowered under applicable laws and by its Articles of Incorporation and By-laws to enter into and perform this Agreement.

(c)	All requisite corporate proceedings have been taken to authorize it to enter into and perfo1m this Agreement.

(d)	It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement in accordance with industry standards.

10.	Representations and Warranties of the Fund. The Fund represents and warrants to ALPS that:

(a)	It is a statutory trust duly organized and existing and in good standing under the laws of the state of Delaware and is registered with the SEC as a closed-end management investment company.

(b)	It is empowered under applicable laws and by its Declaration of Trust and By-laws (collectively, the "Organizational Documents") to enter into and perform this Agreement.

(c)	The Board of Trustees of the Fund has duly authorized it to enter into and perform this Agreement.

(d)	Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of ALPS hereunder without the prior written approval of ALPS, which approval shall not be unreasonably withheld or delayed.

(e)	the (i) execution, delivery and performance of this Agreement by the Fund does not breach, violate or cause a default under any agreement, contract or instrument to which the Fund is a party or any judgment, order or decree to which the Fund is subject; (ii) upon the execution and delivery of this Agreement by ALPS and the Fund, this Agreement will be a valid and binding obligation of the Fund.

11.	Documents. The Fund has furnished or will furnish, upon request, ALPS with copies of the Fund's Organizational Documents, advisory agreement, sub-advisory agreement (if applicable), custodian agreement, transfer agency agreement, administration agreement, other service agreements, current prospectus, statement of additional information, periodic Fund reports and all forms relating to any plan, program or service offered by the Fund. The Fund shall furnish, within a reasonable time period, to ALPS a copy of any amendment or supplement to any of the above-mentioned documents. Upon request, the Fund shall furnish promptly to ALPS any additional documents necessary or advisable to perform its functions hereunder. As used in this Agreement the terms "registration statement," "prospectus" and "statement of additional information" shall mean any registration statement, prospectus and statement of additional information filed by the Fund with the SEC and any amendments and supplements thereto that are filed with the SEC.

12.	Consultation Between the Parties. ALPS and the Fund shall regularly consult with each other regarding ALPS’ performance of its obligations under this Agreement. In connection therewith, the Fund shall submit to ALPS reasonably contemporaneous with the filing with the SEC of final copies of its most recent registration statement (including exhibits) under the Securities Act of 1933, as amended, and the 1940 Act or post-effective amendments thereto; provided, however, that nothing contained in this Agreement shall in any way limit the Fund's right to file at any time such amendments to any registration statement and/or supplements to any prospectus or statement of additional information, of whatever character, as the Fund may deem advisable, such right being in all respects absolute and unconditional.

13.	Liaison with Accountants, Custodians and Pricing Services; Assistance with Regulatory Examinations.

(a)	Accountants. ALPS shall act as a liaison with the Fund's independent public accountants and shall provide account analyses, fiscal year summaries, and such other audit related schedules as may be requested by the Fund's independent public accountants or the Fund with respect to the services provided by ALPS hereunder. ALPS shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such independent public accountants as reasonably requested or required by the Fund.

(b)	Pricing Services. ALPS shall utilize one or more pricing services, as directed by the Fund. The Fund shall identify in writing to ALPS the pricing service(s) to be utilized on behalf of the Fund. For those securities where prices are not provided by the pricing service(s), the Fund shall approve, in good faith, the method for determining the fair value of such securities and shall determine or obtain the valuation of the securities in accordance with such method and shall deliver to ALPS the resulting price(s). In the event the Fund desires to provide a price that varies from the price provided by the pricing service(s), the Fund shall promptly notify and supply ALPS with the valuation of any such security on each valuation date. All pricing changes made by the Fund will be provided to ALPS in writing or e-mail and must specifically identify the securities to be changed by security identifier, name of security, new price or rate to be applied, and, if applicable, the time period for which the new price(s) is/are effective.

(c)	Custodians. The Fund acknowledges that ALPS may rely on and shall have no responsibility to validate the existence of assets reported by the Fund or the Fund’s custodian, other than ALPS’ completion of a reconciliation of the assets reported by the parties. The Fund acknowledges its responsibility to validate the existence of assets reported to ALPS. ALPS may rely on, and has no duty to investigate, the representations of the Fund or the Fund's custodian.

(d)	Examinations. ALPS shall provide reasonable assistance in connection with any examination of or inquiry related to the Fund by a regulatory authority that includes a review of the Fund’s records maintained by ALPS.

14.	Business Interruption Plan. ALPS shall maintain in effect a business interruption plan and enter into any agreements necessary with appropriate parties making reasonable provisions for emergency use of electronic data processing equipment customary in the industry. In the event of equipment failures, ALPS shall, at no additional expense to the Fund, take commercially reasonable steps to minimize service interruptions.

15.	Duration and Termination of this Agreement.

(a)	Initial Term. This Agreement shall become effective as of the date first written above (the "Start Date") and shall continue thereafter throughout the period that ends two (2) years after the Start Date (the "Initial Term").

(b)	Renewal Term. This Agreement shall renew at the end of the Initial Term and shall thereafter continue for successive annual periods (each a "Renewal Term" and collectively, with the Initial Term, each a "Term") until terminated by either party upon not less than sixty (60) days’ written notice prior to the expiration of the then current renewal term or for cause pursuant to Section 15(c) hereof. This Agreement may only be terminated upon the end of the then applicable Term or for cause pursuant to Section 15(c) hereof.

(c)	Cause. Notwithstanding anything to the contrary elsewhere in this Agreement, either party may terminate this Agreement for cause immediately at any time, without penalty, without default and without the payment of any liquidated damages, upon notice to the other party upon written notice which shall describe the specific details of the circumstances upon which the termination under this Section 15(c) is based. For purposes of this Section 15, "cause" shall mean:

(i)	The other party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 30 calendar days after the non-breaching party gives the other party written notice of such breach;

(ii)	in the event a party is no longer permitted to perform its duties, obligations, or responsibilities hereunder pursuant to applicable law, or regulatory, administrative or judicial proceedings against a party which result in a determination that a party has violated, or has caused the other party to violate, in any material respect any applicable law, rule, regulation, order or code of ethics, or any material investment restriction, policy or procedure adopted by the other party of which a party had knowledge (it being understood that ALPS is deemed to have knowledge of all investment restrictions, policies or procedures set out in the Fund’s public filings or otherwise provided to ALPS); or

(iii)	financial difficulties on the part of a party which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Bankruptcy Code, as from time to time in effect, or any applicable law other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

(d)	Deliveries Upon Termination. Upon termination of this Agreement, ALPS agrees to cooperate in the orderly transfer of administrative duties and shall deliver to the Fund or as otherwise directed by the Fund (at the expense of the Fund) all records and other documents made or accumulated in the performance of its duties for the Fund hereunder.

(e)	Fees and Expenses Upon Termination. Should either party exercise its right to terminate this agreement pursuant to Section 15(b) hereof, all reasonable out-of-pocket expenses or costs associated with the movement of records and material will be borne by the Fund. Additionally, ALPS reserves the right to charge a reasonable fee for additional services required as a result of the Fund liquidating or converting to another service provider.

16.	Assignment. This Agreement shall extend to and shall be binding upon the parties hereto and their respective successors and permitted assigns; provided, however, that this Agreement shall not be assignable by the Fund without the prior written consent of ALPS, or by ALPS without the prior written consent of the Fund.

17.	Governing Law. The provisions of this Agreement shall be construed and interpreted in accordance with the laws of the State of Colorado and the 1940 Act and the rules thereunder. To the extent that the laws of the State of Colorado conflict with the 1940 Act or such rules, the latter shall control.

18.	Names. The obligations of the Fund entered into in the name or on behalf thereof by any director, shareholder, representative, or agent thereof are made not individually, but in such capacities, and are not binding upon any of the directors, shareholders, representatives or agents of the Fund personally, but bind only the property of the Fund, and all persons dealing with the Fund must look solely to the property of the Fund for the enforcement of any claims against the Fund.

19.	Amendments to this Agreement. This Agreement may only be amended by the parties in writing.

20.	Notices. All notices and other communications hereunder shall be in writing, shall be deemed to have been given when received or when sent by telex or facsimile, and shall be given to the following addresses (or such other addresses as to which notice is given):

To ALPS:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

Attn: General Counsel

E-mail: notices@sscinc.com

To the Fund:

Flat Rock Core Income Fund

c/o Richard A. Petrocelli, Chief Financial Officer

and Chief Operating Officer

Flat Rock Global, LLC

1350 6th Avenue, 18th Floor New York, NY 10019

21.	Counterparties. This Agreement may be executed by the parties hereto on any number of counterparties, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

22.	Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties and supersedes all prior agreements and understandings relating to the subject matter hereof; provided, however, that ALPS may embody in one or more separate documents its agreement, if any, with respect to delegated duties and oral instructions.

23.	Severability. Any covenant, provision, agreement or term contained in this Agreement that is prohibited or that is held to be void or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability, without in any way invalidating, effecting or impairing the other provisions hereof.

24.	Survival. The provisions of Sections 4, 6, 7, 15(e), 17, 23 and this Section 24 hereof shall survive termination of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FLAT ROCK CORE INCOME FUND

By:	/s/ Richard A. Petrocelli
Name:	Richard A. Petrocelli
Title:	Chief Financial Officer

ALPS FUND SERVICES, INC.

By:	/s/ Michael Sleightholme
Name:	Michael Sleightholme
Title:	Authorized Representative

APPENDIX A

The following Services will be performed by ALPS under this Agreement and, as applicable, are contingent on the performance by Fund of its duties and obligations otherwise contained in this Agreement.

Fund Administration

●	Prepare annual and semi-annual financial statements, utilizing templates for standard layout and printing

●	Prepare and file Forms N-CEN, N-CSR and N-PORT

●	Host annual audits

●	Calculate monthly SEC standardized total return performance figures

●	Prepare required reports for quarterly Board meetings

●	Monitor expense ratios

●	Maintain budget vs. actual expenses

●	Manage fund invoice approval and bill payment process

●	Assist with placement of Fidelity Bond and E&O insurance

●	Coordinate reporting to outside agencies including Morningstar, etc.

Fund Accounting

●	Calculate daily NAVs as required by the Fund and in conformance with generally accepted accounting principles ("GAAP"), SEC Regulation S-X (or any successor regulation) and the Internal Revenue Code

●	Transmit daily NAVs to NASDAQ, Transfer Agent and other third parties

●	Reconcile cash and investment balances with the Custodian

●	Provide data and reports to support preparation of financial statements

●	Prepare and maintain required Fund Accounting records in accordance with the 1940 Act

●	Obtain and apply security valuations as directed and determined by the Fund consistent with the Fund’s pricing/valuation policies

●	Participate, when requested, in fair value meetings

Legal Administration

●	Coordinate the preparation and filing of quarterly repurchase or tender offers

●	Preparation of Repurchase Offer Notices (“Notices”) and circulation of notices to client, fund counsel, internal personnel, and Transfer Agent (including drafts). Two notices are prepared - a notice for direct shareholders and a notice for shareholders holding through an intermediary.

●	Coordinate annual and periodic updates to one prospectus and statement of additional information

●	Coordinate standard layout and printing of Prospectus

●	File Forms N-CSR, N-PX and N-23c-3

●	Coordinate EDGARization and filing of above-referenced SEC documents

●	Prepare, compile and distribute quarterly board meeting materials

●	Participate in quarterly board meetings and prepare initial drafts of quarterly meeting minutes

Compliance Administration

●	Perform monthly prospectus & SAI, SEC investment restriction monitoring

●	Provide warning/Alert notification with supporting documentation

●	Provide quarterly compliance testing certification to Board of Trustees

Tax Administration

●	Perform pre-trade analysis on illiquid investments to maintain RIC status of the fund

●	Calculate dividend and capital gain distribution rates

●	Prepare ROCSOP and required tax designations for Annual Report

●	Prepare and coordinate filing of income and excise tax returns

●	Audit firm to sign all returns as paid preparer

●	Calculate/monitor book-to-tax differences

●	Provide quarterly Subchapter M compliance monitoring and reporting

●	Provide tax re-allocation data for shareholder 1099 reporting

Revisions to, or the addition of new services to the services listed above (including but not limited to new or revised services related to regulatory changes or special projects) shall be subject to additional fees as determined by ALPS.

Additional Terms Applicable to the Services

1.	ALPS agrees to maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the services provided hereunder, and shall provide to the Fund a certification to such effect no less frequently than annually or as otherwise reasonably requested by the Fund. ALPS shall make available its compliance personnel and shall provide at its own expense summaries and other relevant materials relating to such program as reasonably requested by the Fund.

2.	Portfolio compliance with: (i) the investment objective and certain policies and restrictions as disclosed in the Fund’s prospectus and statement of additional information, as applicable; and (ii) certain SEC rules and regulations (collectively, "Portfolio Compliance") is required daily and is the responsibility of the Fund or its management, as applicable. ALPS will perform Portfolio Compliance testing (post-trade, daily on a T+2 basis) to test the Fund’s Portfolio Compliance (the "Portfolio Compliance Testing"). The frequency and nature of the Portfolio Compliance Testing and the methodology and process in accordance with which the Portfolio Compliance Testing are conducted, are mutually agreed to between ALPS and the Investment Manager. ALPS will report violations, if any, to the Investment Manager and the Fund's Chief Compliance Officer as promptly as practicable following discovery.

3.	ALPS independently tests Portfolio Compliance based upon information contained in the source reports received by ALPS’ fund accounting department and supplemental data from certain third-party sources. As such, Portfolio Compliance Testing performed by ALPS is limited by the information contained in the fund accounting source reports and supplemental data from third-party sources. The Investment Manager agrees and acknowledges that ALPS’ performance of the Portfolio Compliance Testing shall not relieve the Fund or its management of their primary day-to-day responsibility for assuring such Portfolio Compliance, including on a pre-trade basis, and ALPS shall not be held liable for any act or omission of the Fund or its management (or any other Party) as applicable, with respect to Portfolio Compliance.

4.	The Fund acknowledges that ALPS may rely on and shall have no responsibility to validate the existence of assets reported by the Fund or the Fund’s custodian, other than ALPS’ completion of a reconciliation of the assets reported by the parties. The Fund acknowledges its responsibility to validate the existence of assets reported to ALPS. ALPS may rely on, and has no duty to investigate, the representations of the Fund or the Fund’s custodian.

5.	ALPS shall utilize one or more pricing services, as directed by the Fund. The Fund shall identify in writing to ALPS the pricing service(s) to be utilized on behalf of the Fund. For those securities where prices are not provided by the pricing service(s), the Fund shall approve, in good faith, the method for determining the fair value of such securities and shall determine or obtain the valuation of the securities in accordance with such method and shall deliver to ALPS the resulting price(s). In the event the Fund desires to provide a price that varies from the price provided by the pricing service(s), the Fund shall promptly notify and supply ALPS with the valuation of any such security on each valuation date. All pricing changes made by the Fund will be provided to ALPS in writing or e-mail and must specifically identify the securities to be changed by security identifier, name of security, new price or rate to be applied, and, if applicable, the time period for which the new price(s) is/are effective.

In addition to the terms and conditions of the Agreement, the below terms and conditions apply to the provision of the following Services (the listed Services known as “Modern Data Services”). For the purposes of this Agreement, “Market Data” shall mean third party market and reference data, including pricing, valuation, security master, corporate action and related data and “Data Supplier” shall mean a supplier of Market Data.

1.	In connection with completion of the Modern Data Services, Market Data may be supplied to the Fund through an ALPS Associate(s) or directly by a Data Supplier (for the purposes of this appendix, Data Supplier shall include the Data Supplier’s third party suppliers). Any Market Data being provided to the Fund by ALPS or a Data Supplier is being supplied for the sole purpose of assisting the completion of the Modern Data Services. Accordingly, the Fund acknowledges that Market Data is proprietary to ALPS or its affiliates and/or the Data Suppliers and is provided on a limited internal-use license basis. Market Data may not be disseminated by the Fund to any other affiliated or non-affiliated entity, used to populate internal systems or to create a historical database, or for any other purpose in lieu of Fund obtaining a data license from ALPS or its affiliates or Data Supplier, as applicable. The Fund accepts responsibility for, and acknowledges it exercises its own independent judgment in, the selection of the Data Supplier(s) to provide the Market Data, its selection of the use or intended use of such, and any results obtained. Access to and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice to Fund.

2.	The Fund acknowledges that (i) the Market Data is intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning characteristics of certain securities; and (ii) the Data Supplier and/or ALPS or its affiliates, as applicable, holds all title, license, copyright or similar intellectual property rights in the Market Data.

3.	Neither ALPS or its affiliates nor Data Supplier will have any liability for errors, omissions or malfunctions in the Market Data, except that ALPS will endeavor, upon receipt of notice from the Fund, to correct a malfunction, error, or omission in the Market Data utilized in the Modern Data Services that is identified by Fund.

4.	Notwithstanding anything in this Agreement to the contrary, neither ALPS or its affiliates nor Data Supplier shall be liable to the Fund or any other Person for any losses related, directly or indirectly, to the Market Data, the provision of (or failure to provide) the Market Data, and/or the reliance by ALPS or its affiliates, the Fund or any other Person on such Market Data. Further, the Fund shall indemnify ALPS and its affiliates and applicable Data Suppliers against, and hold ALPS and its affiliates and Data Suppliers harmless from, any and all losses (including legal fees and costs to enforce this provision), that ALPS or its affiliates or Data Provider suffer, incur, or pay as a result of any third party claim or claim among the Parties arising out of or related to the Market Data or any data, information, service, report, analysis or publication derived therefrom.

5.	Notwithstanding anything in this Agreement to the contrary, as it relates to the provision of the Modern Data Services, neither ALPS or its affiliates nor Data Supplier shall be liable for (i) any special, indirect or consequential damages (even if advised of the possibility of such), (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply, or (iii) any claim that arose more than one year prior to the institution of suit therefor.

6.	THE FUND ACCEPTS THE MARKET DATA AS IS AND NEITHER ALPS OR ITS AFFILIATES NOR ANY DATA SUPPLIER MAKE ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS OR ANY OTHER MATTER RELATED TO THE MARKET DATA.

B.	Miscellaneous

6.	Notwithstanding anything to the contrary in this Agreement, ALPS:

(i)	Does not maintain custody of any cash or securities.

(ii)	Does not have the ability to authorize transactions.

(iii)	Does not have the authority to enter into contracts on behalf of the Fund.

(iv)	Is not responsible for determining the valuation of the Fund’s assets and liabilities.

(v)	Does not perform any management functions or make any management decisions with regard to the operation of the Fund.

(vi)	Is not the Fund’s tax or legal advisor and does not provide any tax or legal advice.

(vii)	Is not obligated to perform any additional or materially different services due to changes in law or audit guidance.

7.	If ALPS allows the Fund, its management, or its respective agents and representatives (“Users”) to (i) receive information and reports from ALPS and/or (ii) issue instructions to ALPS via web portals or other similar electronic mechanisms hosted or maintained by ALPS or its agents (“Web Portals”):

(i)	Access to and use of Web Portals by Users shall be subject to the proper use by Users of usernames, passwords and other credentials issued by ALPS (“User Credentials”) and to the additional terms of use that are noticed to Users on such Web Portals. The Fund shall be solely responsible for the results of any unauthorized use, misuse or loss of User Credentials by their authorized Users and for compliance by such Users with the terms of use noticed to Users with respect to Web Portals, and shall notify ALPS promptly upon discovering any such unauthorized use, misuse or loss of User Credentials or breach by the Fund, its management or their authorized Users of such terms of use. Any change in the status or authority of an authorized User communicated by the Fund shall not be effective until ALPS has confirmed receipt and execution of such change.

(ii)	ALPS grants to the Fund a limited, non-exclusive, non-transferable, non-sublicenseable right during the term of this Agreement to access Web Portals solely for the purpose of accessing Client Data and, if applicable, issue instructions. The Fund will ensure that any use of access to any Web Portal is in accordance with ALPS’s terms of use, as noticed to the Users from time to time. This license does not include: (i) any right to access any data other than Client Data; or (ii) any license to any software.

(iii)	The Fund will not (A) permit any third party to access or use the Web Portals through any time-sharing service, service bureau, network, consortium, or other means; (B) rent, lease, sell, sublicense, assign, or otherwise transfer its rights under the limited license granted above to any third party, whether by operation of law or otherwise; (C) decompile, disassemble, reverse engineer, or attempt to reconstruct or discover any source code or underlying ideas or algorithms associated with the Web Portals by any means; (D) attempt to modify or alter the Web Portal in any manner; or (E) create derivative works based on the web portal. The Fund will not remove (or allow to be removed) any proprietary rights notices or disclaimers from the Web Portal or any reports derived therefrom.

(iv)	ALPS reserves all rights in ALPS systems and in the software that are not expressly granted to the Fund hereunder.

(v)	ALPS may discontinue or suspend the availability of any Web Portals at any time without prior notice; ALPS will endeavor to notify the Fund as soon as reasonably practicable of such action.

8.	Notwithstanding anything in this Agreement to the contrary, the Fund has ultimate authority over and responsibility for its tax matters and financial statement tax disclosures. All memoranda, schedules, tax forms and other work product produced by ALPS are the responsibility of Fund and are subject to review and approval by the Fund and the Fund’s auditors, or tax preparers, as applicable and ALPS bears no responsibility for reliance on tax calculations and memoranda prepared by ALPS.

9.	ALPS shall provide reasonable assistance to responding to due diligence and analogous requests for information from investors and prospective investors (or others representing them); provided, that ALPS may elect to provide these services only upon Fund agreement in writing to separate fees in the event responding to such requests becomes, in ALPS’s sole discretion, excessive.

10.	Reports and information shall be deemed provided to the Fund if they are made available to the Fund online through ALPS’s Web Portal.

APPENDIX B

1.	Fees

(a)	Assumptions

The Parties have agreed to the fees based on the portfolio investment, trading activity levels and other assumptions set forth in the proposal dated June 2020. For the avoidance of any doubt, the fees, including any minimum fees apply irrespective of whether any of the assumptions have been met; provided, however increases in complexity of the assumptions may result in additional charges.

(b)	Fund Administration, Fund Accounting, Tax Administration, Legal Administration and Compliance Administration Services

All fees will be calculated daily and billed monthly by ALPS. The fees to be paid to ALPS by the Fund shall be the GREATER OF (i) an annual minimum fee of $200,000* per Fund (except that first year annual minimum shall be $185,000), OR (ii) the results of an application of the following basis point fee schedule on the Fund’s Average Daily Fund Assets (defined as the Fund’s total assets, including assets attributable to leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding)):

Average Daily Fund Assets	Annual Basis Point Fee
Between $0 through $250m	12.0
$250m up to $500m	10.0
$500m up to $1b	8.0
$1.b and above	6.0

*	Indicates that the minimum fee is subject to an annual cost of living adjustment.

In addition to the fees shown above, an additional annual fee of $15,000 per each additional share class above one (1) share class will apply.

Report Modernization $5,000 per year/ per fund

2.	Fees for Additional Services; Expenses

Except to the extent Services are listed in Schedule A and fixed fees are provided above, fees for conversion, setup and implementation, tax related services, financial statements and audit support, data extracts, development work, customized reports and other services not listed in this Agreement will be billed at ALPS’s standard rates, currently $250 per hour. Fees for reviews of client data maintained by ALPS by government authorities in connection with those authorities’ oversight or regulation of Fund or otherwise not caused by ALPS also will be billed at ALPS’ standard rates if applicable.

Fees assume that Fund will supply trades and other required data in either (i) industry standard file formats, i.e., commercially available Order Management System (OMS) or SWIFT formats, or (ii) ALPS standard formats. Any other file formats that require ALPS development will be billed separately at ALPS standard rates. These development charges are not included in the listed conversion fees, if any.

Any and all charges for Market Data and, as may be agreed in writing, fees for ALPS calculated values for over the counter derivatives will be billed to Fund separately. If Fund requests that ALPS use Market Data licensed by Fund in connection with the Services, then ALPS shall charge a set-up fee of $3,000 and a monthly maintenance fee of $250 for each such Data Supplier. In addition to any fees, reasonable out-of-pocket expenses, including expenses incurred by ALPS for travel, lodging, meals, telephone, shipping, duplicating and cost of data will be billed to Fund. For any work to be billed at ALPS’s standard rates, estimates will be provided prior to work being started.

B-1

Background Check

ALPS may itself and through its agents conduct a background check on Fund, management and any of their respective Affiliates, members, shareholders, directors, officers, partners, employees, agents and contractors (including submitting personal information to a credit reference agency). Fund will cooperate with ALPS in providing and/or obtaining information necessary to conduct the background check. ALPS may terminate the Agreement within 30 days of receipt of the results of the background check if ALPS, in its sole discretion, determines that it is inadvisable for ALPS to provide services under the Agreement.

3.	Payment and Fee Changes

Payment shall be made to ALPS or its affiliates by wire transfer or at the address on the fee statement or invoice or at such other address as ALPS may specify. Unless otherwise stated, fees are billed monthly in advance and are due and payable in advance on the first day of each calendar month. Bills for expenses are due and payable upon receipt of ALPS’s invoice. Payment for fees and expenses may be made automatically by auto-debit to the account designated by Fund upon Fund approval of the applicable invoice.

A late payment charge of 1½% per month, or the maximum rate allowed by Law, whichever is less, will be added to all amounts due under this Agreement if they are not paid within 30 days of the due date. If an invoice turned over for collection, Fund shall pay all of ALPS's collection costs, including attorney's fees. ALPS reserves the right, in its sole discretion to discontinue all Services upon 10 days’ written notice to Fund without any liability to Fund, or any other Person if an invoice is more than 30 days past due on any amounts owed to ALPS under this Agreement.

Fund is responsible for payment for all billed and unbilled fees through the date of termination of this Agreement. ALPS shall have the right to withhold services, documentation and records until such amounts have been paid.

Fund shall reimburse ALPS for any applicable sales, use, property or other taxes and customs duties paid or payable by ALPS in connection with the Services or property (such as Market Data) delivered in connection with this Agreement. Fund shall have no liability for any taxes based upon the net income of ALPS. All taxes owed by Fund hereunder shall become due and payable when billed by ALPS to Fund, or when assessed, levied or billed by the appropriate tax authority, even if such billing occurs subsequent to termination of this Agreement. When ALPS’s contracting entity is a U.S. corporation, Fund shall recognize ALPS as such for purposes of any government and double taxation convention. All amounts payable to ALPS hereunder are payable in United States dollars.

ALPS reserves the right to review and increase its fees upon the prior approval of Fund. If ALPS proposes a fee amendment, the amendment will become effective as agreed in writing between the Parties. If no agreement is reached within 15 days of ALPS’s proposal, ALPS may terminate this Agreement upon 90 days written notice to Fund. Such termination is effective at the end of the next calendar quarter ending not less than 90 days following the date of the termination notice.

On each January 1 (pro-rated for a previous partial year), all fees for the following year shall be increased by the amount the last published US Consumer Price Index – All Urban Consumers - U.S. City Average - All Items compiled by the US Bureau of Labor Statistics (“CPI-U”) has increased since the CPI-U that was published immediately before January 1 of the previous year, plus three percent (US CPI + 3%). In the absence of CPI-U being published, the Parties shall agree in writing to use another index that most closely resembles CPI-U.

4.	Other Expenses

Fund shall be responsible for security pricing and data fees, Bloomberg fees, Gainskeeper fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, travel expenses to Board meetings and on-site reviews, typesetting, printing, filing and mailing fees (including additional fees or surcharges related to expedited typesetting, printing, filing and mailing events), FINRA advertising/filing fees (including additional ALPS fees for expedited reviews), registered representative state licensing fees, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, customized programming/enhancements, enhanced reporting activities and other expenses incurred in connection with the performance of its duties under its Agreement with the Fund and administrative handling fees attributable to management of such expenses. For expenses of a third party from which the Administrator receives services as part of an existing ALPS relationship or agreement, the Fund may be billed the amount attributable to the services it received, calculated before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable).

 B-2